SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	DriveWealth ETF Trust

Address of Principal Business Office:	15 Exchange Place 10th Floor Jersey City, NJ 07302

Telephone Number:	(973) 559-6750

Name and Address of Agent for Service of Process

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808,
County of Newcastle

With copies to:
Richard F. Kerr, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

Keri E. Riemer, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    X  Yes          No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the DriveWealth ETF Trust has caused this notification of registration to be duly signed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 14th day of November, 2022.

DRIVEWEALTH ETF TRUST

By:	/s/ Christopher Quinn
Christopher Quinn
Sole Trustee

Attest:  /s/ James Bryant
James Bryant
Witness